Exhibit 99.1

[TRANSLATION]

July 7, 2017

To whom it may concern

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto,
Chief Executive Officer and President
2-12-23, Konan, Minato-ku, Tokyo
(Tokyo Stock Exchange Company Code: 2158)
(NASDAQ: FTEO)
Contact: Naritomo Ikeue,
Executive Vice-President Chief Operating
Officer and Director
Telephone: +81-3-5463-6344

Determination of Details of Issuance of Stock Options

FRONTEO, Inc. (“FRONTEO”) announced that on July 7, 2017 it finalized the following details of the stock options (the “Stock Options”) to be issued to certain corporate officers, employees, and employees of its subsidiaries in accordance with the resolutions of the Board of Directors, dated June 14, 2017.

1. Number of persons to be issued Stock Options and number of the Stock Options to be issued:

3 corporate officers	(1,702 units)

22 employees	(1,188 units)

14 employees of subsidiaries	(4,620 units)

2. Total number of the Stock Options

7,510 units

3. Class and number of shares to be issued or transferred upon exercise of the Stock Options

Common stock, 751,000 shares

Reference:

For further details regarding the issuance of the Stock Options, please refer to:

•                  the press release on FRONTEO’s website at the following link: http://ir.ubicna.com/releasedetail.cfm?ReleaseID=1030165